SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August 2009
Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4 th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In July, 2009. the only transactions with securities and derivatives were those presented below. in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and Related Persons	( ) Board of Directors	(X) Management	( ) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
ADR (*)	Common	7,101	0.0020	0.0012
ADR (*)	Preferred	287,535	0.1064	0.0466
Shares	Common	126,389	0.0365	0.0205
Shares	Preferred	646,445	0.2392	0.1048

Transactions in the month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Direto c/ a Cia	Buy	31	160	47.22	7,555.37
Shares	Common	Direto c/ a Cia	Subscription (*)	31	13	80.14	1,041.82
Shares			Total Buy		173		8,597.19
Shares	Preferred	Direto c/ a Cia	Buy	31	803	47.22	37,918.52
Shares	Preferred	Direto c/ a Cia	Subscription (*)	31	96		9,111.36
			Total Buy		899		47,029.88
Shares
Shares	Common	Itaú Corretora	Sell	08	100	107.11	10,711.00
Shares	Common	Itaú Corretora	Sell	08	200	107.12	21,424.00
Shares	Common	Itaú Corretora	Sell	08	200	107.19	21,438.00
Shares			Total Sell		500		53,573.00
Shares	Preferred	Itaú Corretora	Sell	03	55	126.25	6,943.75
	Preferred	Itaú Corretora	Sell	03	100	126.50	12,650.00
	Preferred	Itaú Corretora	Sell	06	60	124.61	7,476.60
Shares	Preferred	Itaú Corretora	Sell	06	100	124.75	12,475.00
Shares			Total Sell		315		39,545.35

Final Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same class	Total
ADR (*)	Common	7,101	0.0020	0.0012
ADR (*)	Preferred	287,535	0.1064	0.0466
Shares	Common	126,062	0.0364	0.0204
Shares	Preferred	647,029	0.2394	0.1049

(1)
When filing in the form, delete the lines that do not have any information, If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information,

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others,
(3)	Quantity multiplied by price,

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

(*)	Each ADR is equivalent to 1 (one) share.
(*)	Shares acquired in the market by the Company´s depositary bank on July 31st, 2009, in order to correct an error during the share issuance process, ratified in the meeting held in June 29th, 2009".

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In July, 2009, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and Related Persons	(X) Board of Directors	( ) Management	( ) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	314,466,178	90.7303	50.9779
Shares	Preferred	125,725,381	46.5179	20.3813
Simple Debentures	1st tranche, due in 3 years, of nominative, book entry, non-share convertible, subordinated debentures	5,000	6.1196	2.4212
Simple Debentures	2nd tranche, due in 6 years, of nominative, book entry, non-share convertible, subordinated debentures	1,309	1.0488	0.6338

Transactions in the month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Credit Suisse	Buy	01	4,900	103.50	507,150.00
Shares	Common	Credit Suisse	Buy	01	1,200	103.51	124,212.00
Shares	Common	Credit Suisse	Buy	01	1,000	103.75	103,750.00
Shares	Common	Credit Suisse	Buy	01	800	103.80	83,040.00
Shares	Common	Credit Suisse	Buy	01	200	103.87	20,774.00
Shares	Common	Credit Suisse	Buy	01	1,000	103.88	103,880.00
Shares	Common	Credit Suisse	Buy	01	2,000	103.89	207,780.00
Shares	Common	Credit Suisse	Buy	01	10,000	103.90	1,039,000.00
Shares	Common	Credit Suisse	Buy	01	2,700	103.98	280,746.00
Shares	Common	Credit Suisse	Buy	01	4,400	104.00	457,600.00
Shares	Common	Credit Suisse	Buy	01	700	104.22	72,954.00
Shares	Common	Credit Suisse	Buy	01	100	104.24	10,424.00
Shares	Common	Credit Suisse	Buy	01	100	104.49	10,449.00
Shares	Common	Credit Suisse	Buy	01	900	104.50	94,050.00
Shares	Common	Credit Suisse	Buy	02	900	103.30	92,970.00
Shares	Common	Credit Suisse	Buy	02	1,300	103.35	134,355.00
Shares	Common	Credit Suisse	Buy	02	1,100	103.45	113,795.00
Shares	Common	Credit Suisse	Buy	02	3,500	103.50	362,250.00
Shares	Common	Credit Suisse	Buy	02	500	103.51	51,755.00
Shares	Common	Credit Suisse	Buy	02	100	103.54	10,354.00
Shares	Common	Credit Suisse	Buy	02	900	103.55	93,195.00
Shares	Common	Credit Suisse	Buy	02	2,500	103.57	258,925.00
Shares	Common	Credit Suisse	Buy	02	8,200	103.60	849,520.00
Shares	Common	Credit Suisse	Buy	02	5,500	103.66	570,130.00
Shares	Common	Credit Suisse	Buy	02	2,500	103.70	259,250.00
Shares	Common	Credit Suisse	Buy	02	1,300	103.72	134,836.00
Shares	Common	Credit Suisse	Buy	02	5,900	103.75	612,125.00
Shares	Common	Credit Suisse	Buy	02	1,500	103.76	155,640.00
Shares	Common	Credit Suisse	Buy	02	1,500	103.80	155,700.00
Shares	Common	Credit Suisse	Buy	02	100	103.85	10,385.00
Shares	Common	Credit Suisse	Buy	02	9,100	103.90	945,490.00
Shares	Common	Credit Suisse	Buy	02	900	103.95	93,555.00
Shares	Common	Credit Suisse	Buy	02	1,000	103.99	103,990.00
Shares	Common	Credit Suisse	Buy	02	8,700	104.00	904,800.00
Shares	Common	Credit Suisse	Buy	02	900	104.20	93,780.00
Shares	Common	Credit Suisse	Buy	02	100	104.50	10,450.00
Shares	Common	Credit Suisse	Buy	06	9,700	103.57	1,004,629.00

Shares	Common	Credit Suisse	Buy	06	900	103.70	93,330.00
Shares	Common	Credit Suisse	Buy	06	1,100	103.75	114,125.00
Shares	Common	Credit Suisse	Buy	06	10,000	103.80	1,038,000.00
Shares	Common	Credit Suisse	Buy	06	1,900	104.00	197,600.00
Shares	Common	Credit Suisse	Buy	23	1,100	109.30	120,230.00
Shares	Common	Credit Suisse	Buy	23	7,100	109.50	777,450.00
Shares	Common	Credit Suisse	Buy	23	100	109.55	10,955.00
Shares	Common	Credit Suisse	Buy	23	100	109.56	10,956.00
Shares	Common	Credit Suisse	Buy	23	900	109.66	98,694.00
Shares	Common	Credit Suisse	Buy	23	100	109.84	10,984.00
Shares	Common	Credit Suisse	Buy	23	100	109.85	10,985.00
Shares	Common	Credit Suisse	Buy	23	3,500	109.90	384,650.00
Shares	Common	Credit Suisse	Buy	23	100	109.94	10,994.00
Shares	Common	Credit Suisse	Buy	23	800	109.95	87,960.00
Shares	Common	Credit Suisse	Buy	23	10,600	109.99	1,165,894.00
Shares	Common	Credit Suisse	Buy	23	21,000	110.00	2,310,000.00
Shares	Common	Credit Suisse	Buy	24	1,000	108.21	108,210.00
Shares	Common	Credit Suisse	Buy	24	300	108.40	32,520.00
Shares	Common	Credit Suisse	Buy	24	100	108.58	10,858.00
Shares	Common	Credit Suisse	Buy	24	300	108.59	32,577.00
Shares	Common	Credit Suisse	Buy	24	200	108.69	21,738.00
Shares	Common	Credit Suisse	Buy	24	200	108.70	21,740.00
Shares	Common	Credit Suisse	Buy	24	5,000	108.80	544,000.00
Shares	Common	Credit Suisse	Buy	24	5,000	108.92	544,600.00
Shares	Common	Credit Suisse	Buy	24	3,600	108.98	392,328.00
Shares	Common	Credit Suisse	Buy	24	100	109.00	10,900.00
Shares	Common	Credit Suisse	Buy	24	100	109.17	10,917.00
Shares	Common	Credit Suisse	Buy	24	10,000	109.20	1,092,000.00
Shares	Common	Credit Suisse	Buy	24	100	109.30	10,930.00
Shares	Common	Credit Suisse	Buy	24	20,000	109.40	2,188,000.00
Shares	Common	Directly w/ the Company	Buy	31	3,200	47.84	153,093.33
			Total Buys		206,300		21,214,906.33
Shares	Preferred	Directly w/ the Company	Buy	31	16,000	47.84	765,466.67
			Total Buys		16,000		765,466.67

Simple Debentures	1st tranche, due in 3 years, of nominative, book entry, non-share convertible, subordinated debentures	UBS Pactual	Settlement	01	5,000	10,000.00	50,000,000.00

Final Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	314,672,478	90.7898	51.0113
Shares	Preferred	125,741,381	46.5280	20.3846
Simple Debentures	1st tranche, due in 3 years, of nominative, book entry, non-share convertible, subordinated debentures	0	0.0000	0.0000
Simple Debentures	2nd tranche. due in 6 years, of nominative. book entry, non-share convertible, subordinated debentures	1,309	1.0488	0.6338
(1)
When filing in the form, delete the lines that do not have any information, If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information,

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others,
(3)	Quantity multiplied by price,
(,)	Each ADR is equivalent to 1 share
Note:	These consolidated According to Minute must have information by group: Directors, Management (which have not been included in the Board of Directors), etc,

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In July, 2009, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group & related persons	( ) Board of Directors	( ) Management	(X) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	273	0.0001	0.0000
Total
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	273	0.0001	0.0000

(1)
When filing in the form, delete the lines that do not have any information, If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information,

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others,
(3)	Quantity multiplied by price,

Note:	These consolidated According to Minute must have information by group: Directors, Management (which have not been included in the Board of Directors), etc,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2009

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Nelson José Jamel
Nelson José Jamel Chief Financial and Investor Relations Officer